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GUARANTEED MINIMUM INCOME PAYMENT RIDER

This rider is attached to and is a part of the contract. Unless changed by this rider, all definitions, provisions, exclusions, and limitations of the contract will remain the same and apply to this rider.

GUARANTEED MINIMUM INCOME PAYMENT. If, during any Benefit Option Period described below, the Annuity Account Value of the contract to which this rider is attached is applied under a settlement option for a Life Annuity with Certain Period guaranteed by the contract, this rider will provide a Guaranteed Minimum Income Payment, regardless of the investment performance of the sub-accounts in which the Annuity Account Value is invested. Each Income Payment will be the greater of the Income Payment under the settlement option elected (adjusted for the rider charge, as explained below) and the Guaranteed Minimum Income Payment provided by this rider.

If the settlement option elected is a fixed benefit option, the Guaranteed Minimum Income Payment is calculated by applying the annuity purchase rates in the contract to the Minimum Calculation Value, which is equal to:

a. the sum of all premium payments accumulated at an annual rate of [6%] from the date of each premium payment until the Benefit Election Date, minus

b. the sum of all cash withdrawals multiplied by the ratio of the Minimum Calculation Value just prior to the cash withdrawal to the Annuity Account Value just prior to the cash withdrawal, and accumulated at an annual rate of [6%] from the date of each cash withdrawal until the Benefit Election Date.

If the settlement option elected is a variable benefit option, the Guaranteed Minimum Income Payment is [80%] of the Guaranteed Minimum Income Payment for the corresponding fixed benefit option.

BENEFIT OPTION PERIOD. A Benefit Option Period is the 30 day period beginning on each contract anniversary, except that the first Benefit Option Period begins on the later of the [10th] contract anniversary after the date of issue of this rider and the [5th] contract anniversary following the most recent premium payment. The last Benefit Option Period begins on the contract anniversary immediately preceding the annuitant's 90th birthday.

BENEFIT ELECTION DATE. The Benefit Election Date is the date we receive the owner's written request to apply the Annuity Account Value under a settlement option for a Life Annuity with Certain Period with a Guaranteed Minimum Income Benefit. The written request must be on a form suitable to the Company and must be received during a Benefit Option Period.

RIDER ISSUED AFTER CONTRACTS DATE OF ISSUE

If this rider is issued after the contract's Date of Issue, the Guaranteed Minimum Income Payment will be calculated as though the contract's Date of issue were the date of issue of this rider, which means:

a. the Annuity Account Value at the end of the valuation period during which the rider is issued will be treated as the initial premium payment for the contract on the date of issue of the rider, and

b. the contract anniversary immediately following the date of issue of the rider will be considered the first contract anniversary for purposes of determining when Benefit Option Periods will occur.

FRESH START OPTION. The owner may, during the periods described below, request a Fresh Start for this rider. Under a Fresh Start, this rider will be given a new date of issue and will be treated as a Rider Issued After Contract's Date of Issue (see above). The Fresh Start may be requested once during the 30 day period beginning on each contract anniversary, except that no request may be made before the [5th] contract anniversary after the date of issue of this rider nor after the contract anniversary immediately preceding the annuitant's [80th] birthday. If a written request to exercise this option is received during an eligible time period, the date of issue of this rider will be changed to the date the request is received.

RIDER CHARGE. This rider is issued in consideration of payment of the Rider Charge. During the Accumulation Period of the contract, the Rider Charge is deducted daily at a rate of 1.00137%] of the Annuity Account Value (which is equivalent to an annual rate of [.50%] of the contract's average


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Annuity Account Value) in the Variable Account. Similarly, during the Payout
Period of the contract, the daily Net Investment Factor is reduced by [.0000137] each day. As a result, Income Payments under the settlement option elected will be lower than what they would be without the rider charge.

GMIPS98


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RIDER TERMINATION. This rider will terminate upon the occurrence of any of the following: a. termination of the contract for any reason, b. written request of the owner to terminate the rider.

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The Lincoln National Life Insurance Company



A. BOSCIA, PRESIDENT